

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 24, 2015

Tao Wang
Chief Executive Officer
Sleepaid Holding Co.
Rm 10 1/F Wellborne Commercial Centre
8 Java Road
North Point, Hong Kong

> **Re:** **Sleepaid Holding Co.**
> **Form 10-12G**
> **Filed May 27, 2015**
> **File No. 000-55446**

Dear Mr. Wang:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

General

1. We note that you are voluntarily registering your common stock under Section 12(g) of the Securities Exchange Act of 1934. Please note that the Form 10 goes effective automatically by lapse of time 60 days after the original filing date, pursuant to Section 12(g)(1) of the Securities Exchange Act of 1934. If our comments are not addressed within this 60-day time period, you should consider withdrawing the Form 10 prior to effectiveness and re-filing a new Form 10 including changes responsive to our comments. Please note we will continue to review your filing until all of our comments have been addressed.

Item. 1 Business

Business, page 3

2. Your Business section disclosure does not provide meaningful information about the company's current business operations. In this regard, we note your disclosure on page 3 that "at present, the company is distributing…" Sleep Aid, BEMCO and Whinny products. However, on page 4 you state that the "production [of BEMCO products] will be outsourced to a few reliable manufacturers" and "the company will purchase the Whinny products from Royalcovers and resell them at a certain margin," which suggests that the company is not presently distributing these products. Please revise your disclosure to provide a more complete overview of the company's current business operations, clearly distinguishing such activities from the company's proposed plan of operations. Refer to Item 101 of Regulation S-K.

3. On page 5 you describe the company's "plans for expansion over the next five years," which include plans to develop an e-commerce platform, expansion through acquisitions, and specific store expansions over a three and five year timeframe. Yet you indicate on page 13 that the company is "dependent upon obtaining financing to pursue any extensive activities." Here or in your Liquidity discussion, please revise to include a more detailed discussion of the proposed costs involved in each of your proposed strategic plans as well as any proposed sources of funding, and address how your business goals and objectives will change based on your ability or inability to raise additional capital. Further, to the extent you discuss future plans, such as acquisitions of other operations and product lines and development of an e-commerce platform, the discussion should be balanced to include time frames for implementing such plans and any material obstacles or uncertainties that would impede commencement of the foregoing.

4. Please provide a basis for management's beliefs, noted on pages 4 and 5, that the company "has built a name for itself as a reliable provider of high-quality products in South China" and that the company has a "leading position."

Item 1A. Risk Factors, page 6

5. On page 41 of your Notes to Consolidated Financial Statements, you state that the company's PRC operations are "subject to special considerations and significant risks not typically associated with companies in North America…[which] include…risks associated with, among others, the political, economic and legal environment and foreign currency exchange." Please expand your risk factors to address any material risks associated with the following:
    *   Substantially all of the company's operations are concentrated in the PRC;
    *   Chinese regulations restrict foreign ownership of companies in certain industries, including your intended online services;

- The company conducts operations outside of the U.S. and the ability to pursue legal matters and enforce foreign judgements is subject to limitations imposed by other jurisdictions;
- U.S. regulators' ability to conduct investigations and inspections within China is limited; and
- Restrictions on transfer of cash into and out of China, as well as on the exchange of currency, may constrain the company's liquidity and impede its ability to use cash in its operations.

6. As a public company, your auditor is required by law to undergo regular Public Company Accounting Oversight Board (PCAOB) inspections to assess its compliance with U.S. law and professional standards in connection with its audits of financial statements filed with us. The PCAOB, however, is currently prevented from inspecting the U.S.-related audit work and practices of PCAOB-registered firms in China, and, to the extent their audit clients have operations in China, Hong Kong. As a result of this obstacle, investors in U.S. markets who rely on AWC (CPA) Limited's audit report on the financial statements of YIL are deprived of the benefits of PCAOB inspections of auditors. Therefore, please state this fact under a separate risk factor heading. Explain that this lack of inspection prevents the PCAOB from regularly evaluating your auditor's audits and its quality control procedures.

7. We note your disclosure on page 3 that your business in China is conducted by Yuewin, your wholly owned subsidiary, as well as the YIL ownership structure disclosed on page 40. Please tell us in detail whether the government of China restricts foreign ownership of any of the industries in which you or your subsidiaries operate in, and if so, revise your disclosure to describe these restrictions in detail. Additionally, please tell us whether you exhibit control of any of your subsidiaries through contractual arrangements, or if control is established through controlling equity interest. If you control any of your subsidiaries through contractual arrangements, please revise your disclosure to discuss such arrangements in detail and the related risks an investor may face.

Risks Relating to Our Common Stock, page 10

8. In your discussion of the various "Risks Relating to your Common Stock," please ensure that you clearly state that there is currently no market for your securities, as some of these risks might lead readers to believe otherwise.

Item 2. Financial Information

Summary Financial Data

Summary Financial Information, page 11

9.   We note your presentation of certain financial information of YIL. Please revise your disclosure to clearly state that the financial information disclosed is that of YIL and that you have disclosed it because YIL is the predecessor and accounting acquirer of the registrant.

10.   Please consider quantifying your cost of revenues for each period presented as we believe this is an important metric to your readers.

11.   Please reflect the same line items from the income statement for both the year ended December 31, 2014 and the three months ended March 31, 2015 to provide consistency. Specifically, for the annual period you currently present the line item within non-operating income/expense titled "Other (expenses) income". However, for the interim period you label your non-operating income/expense as other income/expense and present the subtotal of all non-operating income/expense. Please label this category of income and expense consistently and present the same line item within your summary financial information.

Management Discussion and Analysis, page 12

12.   Please revise your MD&A to include an introductory overview of the most important matters on which your executives focus on in evaluating your financial condition and operating performance and provide the context for the discussion and analysis of the financial statements. Additionally, please clearly state that the financial information analyzed is that of YIL and that you have disclosed it because YIL is the predecessor and accounting acquirer of the registrant. Refer to SEC Release No. 33-8350.

13.   Management's Discussion and Analysis does not provide any meaningful discussion of how the company generates revenue. Please expand your disclosure to discuss your sources of revenue, including the amount of revenue provided by each source. In this regard we note your disclosure on page 3 that you sell your products through self-managed and franchised retail stores as well as through wholesalers.

Results of Operations, page 12

14.   Please address the legal and accounting expenses you will expect to regularly incur upon becoming a public company and the impact such expenses will have on your results of operations. Refer to Item 303(a)(3)(ii) of Regulation S-K.

15.   We note that you have not included a discussion and analysis of material changes for
        many line items in YIL's financial statements, including but not limited to net revenues,
        cost of revenues, selling expense and other expenses (income). Please revise MD&A to
        comply with Item 303 of Regulation S-K, which includes, but is not limited to discussing
        the reasons for material changes in the amount of reported income from continuing
        operations and, in each case, indicating the extent to which income was so affected. As
        you reported material increases in revenues, please provide a narrative discussion of the
        extent to which such increases are attributable to increases in prices or to increases in the
        volume or amount of goods or services being sold or to the introduction of new products
        or services as required by Item 303(A)(3)(iii) of Regulation S-K. Lastly, please ensure
        you explain changes in your results of operations for the fiscal year ended 2013 as
        compared to 2014, as well as the interim period ended March 31, 2015 as compared to
        the comparable period in 2014.

General and Administrative Expenses, page 12

16.   You state that the increase in YIL's general and administrative expenses from the fiscal
        year ended December 31, 2013 to 2014 was due to higher administrative costs, which
        does not explain the underlying reasons as to why these expenses increased. Please
        revise your disclosure to explain the underlying reasons for the increase in administrative
        expense to provide a better understanding of YIL's results of operations. Additionally,
        please ensure the discussion and analysis of other line items also includes the underlying
        reasons for changes in your results of operations. Refer to Item 303(A) of Regulation S-
        K and SEC Release No. 33-8350.

Liquidity and Capital Resources, page 13

17.   We note your disclosure that management expects it has "significant cash to continue its
        present operations through December 2015." Please revise your disclosure to state
        clearly whether your current and available capital resources are sufficient to fund planned
        operations for a period of not less than twelve months from the date of filing your Form
        10. Refer to SEC Release 33-8350. To the extent you do not have sufficient resources to
        fund planned operations for the twelve-month period, state the estimated deficiency in
        dollar terms and discuss how you plan to address the deficiency. Refer to Item 303(a)(1)
        of Regulation S-K.

18.   We note on page 35 that you had significant loans from related parties as well as short-
        term bank loans as of December 31, 2014. As it appears you are dependent on related
        party borrowings as well as short-term borrowings, please revise your disclosure to
        include a discussion and analysis of these funding sources, as well as how you have
        historically financed your operations and how you plan to in the future. In this regard,
        your statement on page 14 under the heading "Future Financings" that you "will continue
        to rely on equity sales of [your] common shares in order to continue to fund [your]

business operations" appears incorrect as all financing during the periods presented in your financial statements was from related party and third party borrowings.

19.   We note your disclosure on page 42 regarding your bank accounts in Hong Kong and in the PRC, as well as your disclosure on page 43 that RMB is not freely convertible into foreign currency. Please revise MD&A to disclose the restrictions on foreign exchange and your ability to transfer cash between entities, across borders, and to U.S. investors.

Operating Activities, page 13

20.   Your current discussion of the change in operating activities is merely a recitation of the statement of cash flows. Please revise to include a discussion and analysis of the underlying reasons behind the changes in cash from operating activities, including but not limited to the reasons for material changes in accounts receivable as well as inventory. To put these changes into perspective given your high rate of growth, please consider addressing your accounts receivable and inventory in terms of days outstanding or turnover instead of solely describing the change in the absolute dollar amounts.

Item 4. Security Ownership of Certain Beneficial Owners and Management

Security Ownership of Certain Beneficial Owners, page 15

21.   Please explain why Mr. Wang is deemed to beneficially own 97.7% of the company in view of your disclosure that Mr. Wang owns 45% of AMAX. In your response please clarify why Mr. Wang's 45% ownership of AMAX makes him "a control person."

Item 5. Directors and Executive Officers

Background and Business Experience, page 16

22.   With respect to Mr. Wang, please provide the complete disclosure required pursuant to Item 401(e)(1) of Regulation S-K. In particular, please enhance Mr. Wang's biography to describe any other business activities he is currently engaged in and provide a more specific summary of his business experience during the past five years. In this regard, we note that pursuant to the Exchange Agreement and your disclosure on page 15, it appears that Mr. Wang is an officer and director of AMAX.

23.   Please provide an enhanced discussion of each director's specific skills and experience, excluding Mr. Ching, including a qualitative analysis of why such person's particular expertise is appropriate given the company's business and structure. Refer to Item 401(e)(1) of Regulation S-K.

24.   We note the publicly available announcement on December 16, 2014 by PTS, Inc. ("PTS") and Lowell Holden, the PTS president and CEO, of the formation of the company by PTS, prior to its acquisition of YIL. Please tell us what consideration you

gave to (i) whether either PTS or Mr. Holden may be considered a "promoter" of the company, as that term is defined in Rule 405 under the Securities Act of 1933, and (ii) whether you are required to provide information pursuant to Item 401(g)(1) of Regulation S-K. This comment also applies to your disclosure under Item 7 and the requirements of Item 404(d)(2) of Regulation S-K.

Item 7. Certain Relationships and Related Party Transactions, and Director Independence, page 19

25.   Your Liquidity disclosure and your financial statements indicate that you have outstanding loans from related parties totaling $764,258 as of December 31, 2014. Please revise your disclosure to discuss the terms of these loans and the disclosure required pursuant to Item 404 of Regulation S-K, or tell us why you do not believe that such disclosure is required.

Sleepaid Holding Co Financial Statements for the Year Ended December 31, 2014 and the Three Months Ended March 31, 2015

Notes to Financial Statements

Note 6 – Subsequent Events, page 32

26.   You disclose that the shares issued to YIL's sole shareholder in connection with the exchange were in "restricted form." Please revise your disclosure to describe these restrictions in detail. Refer to ASC 505-10-50-3.

Yugosu Investment Limited Financial Statements for the Year Ended December 31, 2014

Statement of Consolidated Stockholders' Equity, page 38

27.   Please tell us why you have presented financial information as of and for the year ended December 31, 2012 in your statement of consolidated stockholders' equity when the scope of your audit opinion on page 34 only covers the fiscal years ended December 31, 2014 and 2013. Either remove the data for the year ended December 31, 2012, or clearly label such data as unaudited.

Statement of Consolidated Cash Flows, page 39

28.   We note your presentation of $3,175 of depreciation and amortization expense for the fiscal year ended December 31, 2014 as a non-cash reconciling item within the operating activities section of your consolidated statement of cash flows. However, we note that gross accumulated depreciation increased by $19,512 from December 31, 2013 to December 31, 2014. As such, please tell us why depreciation expense related to property,

plant and equipment during 2014 appears to be higher than the amount presented as a non-cash reconciling item within operating activities.

29.   We note gross property, plant and equipment disclosed on page 52 increased from $48,443 to $71,025 during the year ended December 31, 2014, a $22,582 increase. However, we noted on page 39 that purchases of property, plant and equipment presented within investing activities of your consolidated statement of cash flows for the year ended December 31, 2014 was $6,288. Please explain the difference to us in your response, and revise if necessary.

30.   We note your inclusion of changes in "Payables to related parties" within the operating activities section of your statement of consolidated cash flows, which was a change of $117,956. Please tell us how this amount was determined, given that the "Loans from related parties" balance sheet line item on page 35 increased by $248,714, and revise if necessary.

Notes to Consolidated Financial Statements, page 40

31.   We note on pages 35 and 57 that you have material related party borrowings as of December 31, 2014, and March 31, 2015, respectively. We have the following comments:

- Please provide a related party footnote describing the significant terms of your loans from related parties in your annual financial statements, similar to Note 3 in your interim financial statements. Please ensure that your annual and interim footnotes include all of the disclosures required by ASC 850-10-50.

- Please confirm our assumption, if true, that you have no related party transactions other than these loans from related parties. This matter may be unclear to your readers given your discussion of leasing arrangements with entities under common control (ASU 2014-07) on page 47.

32.   We note your disclosure at the bottom of page 3 that you currently sell your products through 32 self-managed stores and 10 franchised stores. Please revise your footnotes to describe your accounting policies for revenue and any other income received from franchisees, and also describe any costs you bear and any significant commitments or obligations related to your franchisees. Refer to ASC 952.

33.   Please revise the footnotes to your financial statements to number the footnotes in consecutive order. In this regard, you currently present two footnotes numbered "2" and two footnotes numbered "3."

Mr. Wang
Sleepaid Holding Co.
June 24, 2015
Page 9

Note 1. Organization and Principal Activities, page 40

34.   You disclose on page 40 that YIL has two subsidiaries, which include "Guangzhou
        Smarfame Co., Ltd" and "Rewin Trading Ltd." However, we note your disclosure on
        page 41 that YIL's subsidiaries are "Guangzhou Smart fame Co., Ltd" and "Yuewin
        Trading Ltd." Please revise the names of both of YIL's subsidiaries for consistency both
        here and throughout the filing.

Note 2. Uncertainty of Ability to Continue as a Going Concern, page 40

35.   Please tell us why you present a going concern footnote when your audit opinion does not
        express substantial doubt about your ability to continue as a going concern. Please either
        have your auditors revise their opinion or revise this footnote to consistently indicate
        whether or not there is uncertainty about your ability to continue as a going concern.

Note 3. Summary of Significant Accounting Policies

36.   You disclose in a risk factor on page 9 that you offer warranties on your products ranging
        from one to five years. If you offer warranties, please describe these warranties to us in
        more detail and tell us how you have complied with the disclosure requirements of ASC
        460-10-50-7 and -8. If you do not offer warranties, please revise your risk factor.

(b) Principles of consolidation, page 41

37.   Please revise and expand your disclosure to state the consolidation policy you followed
        as required by ASC 810-10-50-1. Additionally, we note your disclosure of "attributable
        equity interest %" for each of YIL's subsidiaries. Please tell us what the use of the word
        "attributable" is intended to convey. If you intended to convey the equity interest owned
        by YIL, please revise your disclosure to clearly state as such.

(l) Accounts Receivable, page 49

38.   We note your disclosures and have the following comments:

        •   We note that your trade receivables, net line item has increased significantly from
            December 31, 2013 to 2014 and represented approximately 34 days of sales
            outstanding at December 31, 2014. Please revise this footnote to better explain the
            circumstances that give rise to your trade receivables given the disclosure elsewhere
            in your filing that sales to your customers are typically on a cash basis. To the extent
            that you offer different terms to retail and wholesale customers, explanation of these
            differences may help to explain the existence of your trade receivables.

        •   Additionally, please quantify for us the amount of your allowance for doubtful
            accounts at each date on the balance sheet, and confirm our assumption, if true, that

Mr. Wang
Sleepaid Holding Co.
June 24, 2015
Page 10

there was no activity in the allowance account during 2013 or 2014. Please also confirm to us, if true, that all trade receivables outstanding as of December 31, 2014 have been subsequently collected, or if not, tell us the amounts not collected, why they were not collected and whether you recorded an allowance for these amounts during the three months ended March 31, 2015.

(n) Revenue Recognition, page 49

39.   Please revise to provide a more robust revenue recognition policy disclosure that is specific to your business and describes any differences in revenue generated from retail customers, wholesale customers. Refer to SAB Topic 13:B.

Note 9. Income Taxes, page 54

40.   Please revise to include all disclosures required by ASC 740-10-50, such as the reconciliation using percentages or dollar amounts of the reported amount of income tax expense attributable to continuing operations for the year to the amount of income tax expense that would result from applying domestic federal statutory tax rates to pretax income from continuing operations as required by ASC 740-10-50-12.

Yugosu Investment Limited Financial Statements for the Three Months Ended March 31, 2015

General

41.   Please apply all comments issued on your annual financial statements to your interim financial statements, to the extent applicable.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jarrett Torno, Staff Accountant, at (202) 551-3703 or Jennifer Thompson, Accounting Branch Chief, at (202) 551-3737, if you have questions regarding comments on the financial statements and related matters. Please contact Courtney Haseley, Staff Attorney, at (202) 551-7689, or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Mara L. Ransom

Mara L. Ransom
Assistant Director

cc: Claudia McDowell
        McDowell Odom LLP